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                                Filed by CMGI pursuant to Rule 425 under the
                                Securities Act of 1933 and deemed filed
                                pursuant to Rule 14a-12 of the Securities
                                Exchange Act of 1934.

                                Subject Company:  Engage, Inc.

                                Commission File No.:  000-26671


                 CMGI ANNOUNCES PROPOSAL TO ACQUIRE OUTSTANDING
                             PUBLIC SHARES OF ENGAGE

ANDOVER, MASS., MAY 21, 2002 - CMGI, Inc. (Nasdaq: CMGI), the Internet operating and development company, announced today that its Board of Directors has approved a proposal to acquire all of the outstanding publicly held shares of Engage, Inc. (Nasdaq: ENGA). Under the proposal, each publicly held share of Engage would be exchanged for .2286 of a share of CMGI common stock pursuant to a merger among Engage, CMGI and a wholly-owned subsidiary of CMGI. Based on the closing price on the Nasdaq National Market of CMGI common stock on May 20, 2002, the offer represents a value of $0.24 per share of Engage common stock. This constitutes a premium of 20% over the closing price of Engage common stock on May 20, 2002.

CMGI expects that the Engage Board of Directors will form a special committee of independent directors to evaluate the proposal and negotiate the terms of a merger. The merger will be subject to, among other things, negotiation and execution of a definitive merger agreement. CMGI currently holds approximately 148 million shares of common stock of Engage (excluding shares issuable upon conversion of notes held by CMGI), which represents approximately 75.5% of Engage's outstanding shares.

ABOUT CMGI AND @VENTURES

CMGI, Inc. (Nasdaq: CMGI), a leading diversified Internet operating and development company, is comprised of established and emerging companies, including both CMGI operating businesses and investments made through its venture capital affiliate, @Ventures. CMGI companies span a range of vertical market segments including e-business and fulfillment; enterprise software and services; and managed application services.

CMGI's majority-owned operating companies include Engage (Nasdaq: ENGA), NaviSite (Nasdaq: NAVI), AltaVista, Equilibrium, ProvisionSoft, SalesLink, Tallan, uBid and Yesmail. @Ventures has ownership interests in more than 30 companies, with a focus on identifying, investing in and developing emerging technology companies and eBusinesses.

CMGI's corporate headquarters is located at 100 Brickstone Square, Andover, MA 01810. @Ventures has offices there, as well as at 3000 Alpine Road, Menlo Park, CA 94028.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

If a definitive merger agreement is executed, CMGI plans to file with the SEC a Registration Statement on Form S-4 to register the offering of the shares of CMGI



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common stock in the merger. Engage will be required to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus (if and when such documents are filed and become available) because they will contain important information about CMGI, Engage, the transaction and related matters.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus (if and when filed and available) and other documents filed with the SEC by CMGI and Engage through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of any such Registration Statement and the Proxy Statement/Prospectus by contacting CMGI, Inc.,
Attention: General Counsel, 100 Brickstone Square, Andover, Massachusetts 01810, telephone: (978) 684-3600; or Engage, Inc., Attention: General Counsel, 100 Brickstone Square, Andover, Massachusetts 01810, telephone: (978) 684-3884.

CMGI and Engage, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding CMGI's directors and executive officers is contained in CMGI's Form 10-K for the year ended July 31, 2001 and its proxy statement dated November 16, 2001, which are filed with the SEC. Information regarding Engage's directors and executive officers is contained in Engage's Form 10-K for the year ended July 31, 2001 and its proxy statement dated February 20, 2002, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus.

This release contains forward-looking statements which address a variety of subjects including, for example, the terms and timing of the proposed transaction with Engage. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: Engage's rejection of the proposal; the inability to reach definitive terms of a merger; the inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; and other economic, business, competitive and/or regulatory factors affecting CMGI's and Engage's businesses generally. For detailed information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to CMGI's filings with the Securities and Exchange Commission, including CMGI's most recent Quarterly Report on Form 10-Q. Forward-looking statements represent management's current expectations and are inherently uncertain. We do not undertake any obligation to update forward-looking statements made by us.

CONTACT:
Tom Oberdorf                                CMGI Investor Relations
Chief Financial Officer                     (978) 684-3832
(978) 684-3029                              ir@cmgi.com
toberdorf@cmgi.com






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